FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2003

CLP Holdings Limited
(Registrant’s name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant’s principal executive office)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [X]

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Form D2 — Notification of Changes of Secretary and Directors was filed with Hong Kong Companies Registry on 1 September 2003.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By:	/s/ April Chan
Name:	April Chan
Title:	Deputy Company Secretary

Date: 3 September 2003

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Exhibit

Form D2

Companies Registry	Notification of Changes of Secretary and Directors

Company Number

627771

1	Company Name

CLP Holdings Limited

2	Type of Change

*	☐	Resignation or cessation	☐	New appointment
			☑	Change of particulars

3	Details of Change

(Note 2)	A.	Resignation or cessation

(Use Continuation Sheet A if more than 1 resignation or cessation)

*	☐	Secretary	☐	Director	☐	Alternate Director

Name	-	-

	Surname	Other names

Identification

a	Hong Kong Identity Card or Company Number		-		-

		I.D. Card Number		Company Number

b	Overseas Passport	-		-

		Number		Issuing Country

Date of Resignation or Cessation	DD -	MM -	YYYY	-

	Date			Alternate To
* Please tick the relevant box(es)

Presentor’s Name and Address Peter W. Greenwood 147 Argyle Street, Kowloon, Hong Kong	For Official Use

Second revision to Specification No. 1/97 (Amendment No. 1/99)

Notification of Changes of Secretary and Directors	Company Number
627771

3	Details of Change (cont’d)

(Note 3 & 4)	B.	Appointment / Change of particulars

(Use Continuation Sheet B if more than 1 director / secretary is involved)

Brief Description	Effective Date(s)

Change of address of Deputy Company Secretary	22	08	2003
	DD	MM	YYYY

Existing Name	Chan Wai Yee April

Name/New Name	-	-

	Surname	Other names

-

Alias (if any)

-

Previous Names

Address	Flat 501, Block B, The Dahfuldy, 21 Homantin Hill Road, Kowloon, Hong Kong

Identification

a	Hong Kong Identity Card or Company Number	D151704(0)	-

		I.D. Card Number	Company Number

b	Overseas Passport	-	-

		Number	Issuing Country

This Notification includes 0 Continuation Sheet A and 0 Continuation Sheet B.

Signed:	/ s / Peter W. Greenwood

(Name) : (	Peter W. Greenwood ~~Director~~/Secretary/~~Manager/ Authorized Representative*~~	)	Date:	1 September 2003

* Delete whichever does not apply